Exhibit (A)(7)(I)

Mr. David Benson

Executive Vice President and Controller,
Verizon Corp.
1095 Avenue of the Americas
New York, NY 10036
david.benson@verizon.com

Mr. John W. Diercksen

Vice President Investor Relations
Verizon Corp.
1095 Avenue of the Americas
New York, NY 10036
john.w.diercksen@verizon.com

Charles Butterworth

Group Corporate Finance Director
Vodafone Group PLC
Vodafone House
The Connection
Newbury, Berkshire RG14 2FN
United Kingdom
charles.butterworth@vodafone.com

July 25, 2003

Dear Sirs,

      Attached please find a letter that we sent earlier today to the Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (the “Company”), following receipt of your letter yesterday rejecting our offer. We continue to find it difficult to understand how Verizon and Vodafone can repeatedly disregard an offer for double the consideration offered by the Salinas group.

      None of your correspondence to date has ever stated that Verizon and Vodafone cannot accept our superior proposal, only that Verizon and Vodafone will not consider it. We can only assume that your position is that you are able to consider our superior proposal, but are unwilling to do so for reasons that have never been made clear.

      As you will see by our attached letter, we are now offering aggregate consideration of $40 million, which is four times the price being offered by the Salinas group. At a time when Verizon and Vodafone are asking their shareholders and employees to accept billions of dollars in losses from failed investments in Latin America, and Verizon is squeezing its labor union for every penny, we would think that quadrupling your consideration in this sale would merit a change in your position.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.